Company Contact:	Investor Relations Contact:
Email: investors@geruigroup.com	CCG Investor Relations
Website: www.geruigroup.com	David Rudnick
Phone: 1-646-626-4172
Email: david.rudnick@ccgir.com

FOR IMMEDIATE RELEASE

China Gerui Advanced Materials Group Limited Announces
Second Quarter 2011 Results

ZHENGZHOU, China – August 8, 2011 – China Gerui Advanced Materials Group Limited (NASDAQ: CHOP) ("China Gerui," or the "Company"),  a leading high precision, cold-rolled strip steel producer in China, today announced unaudited financial results for the three and six months ended June 30, 2011.

“We achieved a strong rise in revenues in the second quarter and a solid rise in operating profits resulting from continued strong customer demand and the addition and utilization of our new production capacity,” said Mr. Mingwang Lu, Chairman and Chief Executive Officer. “Our second quarter saw the addition of 200,000 tons of new chromium plating capacity which began normal operations in late March 2011, bringing our total chromium plating capacity up to 250,000 tons.  This is already being used to complement our existing 250,000 tons of cold-rolled, narrow-strip steel capacity as well as our newly added 150,000 tons of cold-rolled, wide-strip steel.  Due to our positioning in this specialized niche, we expect that strong customer demand will drive the utilization of our new wide-strip capacity to at least 75% of capacity by the end of the 2011.”

“The final phase of our expansion plan will result in an additional 100,000 tons of cold-rolled steel per year by the end of 2011,” Mr. Lu continued.  “With the addition of added wide strip lines and chromium plating capacity, we have become a one-stop shopping source for many of our existing customers while new customers might also seek to capitalize upon the advantages attributable to the distinct customized nature of our business.”

Second Quarter 2011 Results

Revenue increased 34.4% to $86.1 million in the second quarter of 2011 from $64.0 million in the second quarter of 2010.  The increase in revenue was primarily due to both a 23.3% increase in the Company’s average selling price to $1,004 per ton for the second quarter of 2011 compared to $814 per ton for the same period of 2010, and an 8.9% increase in sales volume to approximately 85,600 tons for the second quarter of 2011 as compared to approximately 78,600 tons for the same period of 2010.

Gross profit increased 23.2% to $23.6 million in the second quarter of 2011 from $19.1 million in the same period of 2010.  Gross margin was 27.4% in the second quarter of 2011 compared to 29.9% in the same period of 2010.  The decrease in gross margin was due to increased raw material costs from the testing of our new chromium-plating line during the first half of the second quarter of 2011 and our new 150,000-ton wide strip product line during the second half of the second quarter of 2011.  Raw materials used for testing purposes were included in the cost of goods sold.

Operating income increased 20.1% to $20.8 million in the second quarter of 2011, or 24.2% of revenue, from $17.4 million, or 27.1% of revenue in the same period of 2010.  The decrease in operating margin is due to the aforementioned gross margin decrease.

Interest expenses increased 52.4% to $2.0 million compared to $1.3 million in the prior year period.  The increase in interest expenses was due to an increased use of bank facilities during the quarter.

Net income increased 16.3% to $14.0 million in the second quarter of 2011 from $12.1 million in the same period of 2010.  Net income per diluted share in the second quarter of 2011 decreased to $0.24 from $0.26 per diluted share in the same period of 2010, which is primarily due to the significant increase of number of shares outstanding from the warrants exercised by March 21, 2011.

Adjusted EBITDA increased 21.1% to $21.9 million, or 25.5% of revenue, from $18.2 million, or 28.4% of revenue, in the same period of 2010.  Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, amortization and one-time warrant exercise expenses incurred in the first quarter of 2011. The tables that follow this press release also include a presentation for adjusted EBITDA*.

Six Months 2011 Results

Revenue increased 18.2% to $148.8 million for the first six months ended June 30, 2011, from $125.9 million in the first six months of 2011.  The increase in revenue was primarily due to both a 14.4% increase in the Company’s average selling price to $960 per ton for the second half of 2011 compared to $839 per ton for the same period of 2010, and a 3.4% increase in sales volume to approximately 155,001 tons for the six months ended of June 30, 2011 as compared to approximately 149,900 tons for the same period of 2010.

Gross profit increased 9.9% to $41.5 million in the first six months ended June 30, 2011 from $37.8 million in the same period of 2010.  Gross margin was 27.9% in the first half of 2011 compared to 30.0% in the same period of 2010.  The decrease in gross margin was due to increased raw material costs from the testing of our new chromium-plating line during the first half of the second quarter of 2011 and our new 150,000-ton wide strip product lines during the second half of the second quarter of 2011.  Raw materials used for testing purposes were included in the cost of goods sold.

Operating income decreased 8.2% to $30.9 million in the first six months ended June 30, 2011, or 20.8% of revenue, down from $33.7 million, or 26.7% of revenue in the same period of 2010.  The decrease in operating margin is due to the aforementioned gross margin decrease and a one-time warrant exercise expense of $5.7 million.  Adjusted operating income, which excludes the aforementioned one-time warrant exercise expense, increased 8.6% to $36.6 million, or 24.6% of revenue, as compared to $33.7 million, or 26.7% of revenue. *

Interest expenses increased 102.3% for the first six months of 2011 to $4.8 million compared to $2.4 million in the prior comparable period.  The increase in interest expenses was due to an increased use of bank facilities during these two quarters.

Net income decreased 23.6% to $18.0 million for the first six months of 2011 from $23.6 million in the same period of 2010.  Net income per diluted share for the first six months of 2011 decreased to $0.33 from $0.51 per diluted share in the same period of 2010, which is primarily due to the increased number of outstanding shares subsequent to the warrant exercise by March 21, 2011.

Adjusted EBITDA increased 10.8% to $39.1 million for the first six months of 2011, or 26.3% of revenue, from $35.3 million, or 28.0% of revenue, in the same period of 2010.  Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, amortization and one-time warrant exercise expenses incurred in the first quarter of 2011. The tables that follow this press release also include a presentation for adjusted EBITDA*.

Financial Condition

As of June 30, 2011, the Company had $204.9 million in unrestricted cash and an additional $89.1 million in restricted cash, as compared to $119.5 million and $66.5 million, respectively, as of December 31, 2010. Working capital was $119.0 million compared to $66.7 million at the end of 2010. Shareholders’ equity was $253.4 million, as compared to $167.8 million at the end of 2010.  The Company has no long-term debt.  Net cash provided by operating activities in the second quarter of 2011 was $40.6 million compared to net cash provided by operating activities of $10.4 million in the same period of 2010.

Recent Developments

Management acknowledges the recent challenging sentiment toward U.S. listed companies based in China and has taken the following steps to foster investor confidence in China Gerui and enhance transparency:

•
In April 2011, the Company announced that its Board of Directors approved the repurchase of up to an aggregate of $10 million of its ordinary shares.  As of July 31, 2011, the Company had repurchased 963,343 ordinary shares at an average price of $4.11 per share for a total repurchase price of approximately $3.72 million.

•
On June 29, 2011, China Gerui hosted an investor and analyst day to debut the completion of Phase I of its capacity expansion plan and to provide an update on the Company’s business and strategy.  Topics covered as part of the event included a local government update, a steel industry outlook and perspective by an industry expert, customer and supplier testimonials, and an extended tour of the facility.  Attendees participated in an interactive dialogue with key constituents of the Company to further garner interest as well as validate the strength of the Company’s business.

•	The Company will participate in the upcoming investor events later this month:

The Canaccord Genuity Annual Growth Conference
Date: August 9-11, 2011
Location: Boston

The Jefferies 2011 Annual Global Industrial and A&D Conference
Date: August 9-11
Location: New York

Investors who wish to meet with China Gerui’s management may contact the event organizer or the Company’s investor relations U.S. representative, Vivian Chen, at +1 (310) 926-8038 or vivian.chen@ccgir.com.

“Management is committed to maximizing long-term shareholder value and we will continue to evaluate best-in-class opportunities to strengthen our relationship with our investors,” said Mr. Lu.

Business Outlook

As previously disclosed, the Company’s expansion plan is being implemented in two phases.  Phase I involved the construction of two new cold-rolled, wide-strip steel production lines with 150,000 tons of total annual capacity and a chromium plating line capable of processing 200,000 tons of cold-rolled steel per year.  These lines began normal operations as of June 2011.  The Company expects an estimated 50% capacity utilization for the new wide-strip steel production lines in the third quarter, which is expected to rise to approximately 75% by the end of 2011. Phase II of the expansion plan involves the addition of 100,000 tons of cold-rolled steel production capacity per year by first quarter of 2012. This will bring the Company’s total production capacity up to 500,000 tons of specialized steel.

Mr. Lu concluded, “Our value-added capabilities enable us to customize according to precise customer requirements in a variety of industry sectors.  The completion of our new facility during the second quarter is a major milestone in our strategic growth plan as it heightens our product platform and enables us to be the steady source of supply to our customers, produce higher margin products as well as develop new, high-end technology products.  We expect to see our production costs stabilize and experience margin improvements from our additional capacity in the second half of 2011 so as to reach sustainable gross margins in the 30% range.”

For fiscal year 2011, China Gerui expects revenue of between $330 million and $345 million, gross profit of between $115 million and $120 million, adjusted net income* of between $65 million and $70 million, and adjusted diluted earnings per share* of between $1.10 and $1.15.

(*) Adjusted operating income, adjusted net income, adjusted net income per diluted share, and adjusted EBITDA represent non-GAAP (United States Generally Accepted Accounting Principles) financial measures. See the tables following this press release for a reconciliation of these measures to the appropriate GAAP measures.

Conference Call Information

The Company will also host a conference call at 9:00 am ET on Monday, August 8, 2011.

Listeners may access the call by dialing +1 (866) 395-5819 five to ten minutes prior to the scheduled conference call time. International callers should dial +1 (706) 643-6986. The conference participant pass code is 88631875.

A replay of the conference call will be available for 14 days starting from 11:00 am ET on Monday, August 8, 2011. To access the replay, dial +1 (855) 859-2056. International callers should dial +1 (404) 537-3406. The passcode is 88631875.

A live and archived webcast of the call will be available on the Company's website at http://www.geruigroup.com/Investors.html.  To listen to the live webcast, please go to the Company's website at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software.

Use of Adjusted Financial Measures

This earnings release includes the use of adjusted operating income, adjusted net income, adjusted net income per share, adjusted EBITDA, which are financial measures that are not defined by US GAAP. For purposes of Regulation G, a non-GAAP financial measure is a numerical measure of a registrant's historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet, or statement of cash flows (or equivalent statements) of the issuer; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. In this regard, GAAP refers to generally accepted accounting principles in the United States. Pursuant to the requirements of Regulation G, the Company has included with this press release a table which includes a reconciliation of adjusted operating income, adjusted net income and adjusted net income per diluted share to net income and adjusted EBITDA to net income, the most directly comparable GAAP financial measures, respectively. Adjusted EBITDA was defined as earnings before interest, taxes, depreciation, amortization and one-time warrant exercise expenses incurred in the first quarter of 2011. Adjusted operating income, adjusted net income and adjusted net income per diluted share were calculated by excluding one-time warrant exercise expenses of $5.7 million from operating income, net income, and net income per diluted share, respectively. The Company's management believes that the presentation of these non-GAAP financial measures provides useful information regarding the Company’s results of operations because it assists in analyzing and benchmarking the performance and value of the Company’s business. The Company's calculation of adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted net income per diluted share may not be consistent with similarly titled measures of other companies.

About China Gerui Advanced Materials Group Limited

China Gerui Advanced Materials Group Limited is a leading niche and high value-added steel processing company in China. The Company produces high-end, high-precision, ultra-thin, high- strength, cold-rolled steel products that are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. China Gerui's products are not standardized commodity products. Instead, they are tailored to customers' requirements and subsequently incorporated into products manufactured for various applications. The Company sells its products to domestic Chinese customers in a diverse range of industries, including the food packaging, telecommunication, electrical appliance, and construction materials industries. For more information, please visit http://www.geruigroup.com.

Safe Harbor Statement

Certain of the statements made in this press release are "forward-looking statements" within the meaning and protections of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "point to," "project," "could," "intend," "target" and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2010 and otherwise in our SEC reports and filings, including the final prospectus for our offering.  Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC's Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Financial tables to follow

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
CONSOLIDATED BALANCE SHEETS
(IN US DOLLARS)

	(Unaudited)
	June 30, 2011	December 31, 2010
Assets

Current assets
Cash	$204,853,393	$119,477,298
Restricted cash	89,105,747	66,530,303
Accounts receivable, net	4,587,328	4,087,086
Inventories	10,302,679	7,002,277
Prepaid expenses and other deposits	28,395,279	28,749,680
Other receivables	955,042	2,068,082
Total current assets	338,199,468	227,914,726

Non-current assets
Property, plant and equipment, net	118,611,713	85,489,849
Land use right, net	15,777,925	15,599,157
Total non-current assets	134,389,638	101,089,006
Total assets	$472,589,106	$329,003,732

Liabilities and stockholders' equity

Current Liabilities
Accounts payable	$12,084,536	$2,650,689
Notes payable	142,636,907	86,227,272
Term loans	32,258,064	44,090,909
Land use right payable	1,368,062	10,203,404
Income tax payable	4,555,611	4,151,665
Customers deposits	15,175,763	9,686,444
Accrued liabilities and other payables	11,100,825	4,181,347

Total current liabilities	219,179,768	161,191,730

Total liabilities	219,179,768	161,191,730

Stockholders' equity

Common stock,
Common stock, 100,000,000 shares authorized with no par value; 59,428,578 and 46,139,053 shares outstanding as of June 30, 2011 and December 31, 2010, respectively	140,418,118	73,944,243
Additional paid-in capital	6,930,944	6,930,944
Treasury Stock, 780,273 shares at June 30, 2011, none at
December 31, 2010	(2,980,227)	-
Retained earnings	97,560,760	79,522,406
Accumulated other comprehensive income	11,479,743	7,414,409

Total stockholders' equity	253,409,338	167,812,002

Total liabilities and stockholders' equity	$472,589,106	$329,003,732

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(IN US DOLLARS)

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2011	2010	2011	2010

Revenue	$86,091,053	$64,040,727	$148,767,412	$125,862,079

Cost of revenue	(62,516,645)	(44,911,879)	(107,230,000)	(88,068,703)

Gross Profit	23,574,408	19,128,848	41,537,412	37,793,376

Operating expenses:
General and administrative expenses	(2,477,658)	(1,531,098)	(4,392,955)	(3,507,208)
Selling and marketing expenses	(251,364)	(240,295)	(559,498)	(635,551)
Warrant compensation expenses	-	-	(5,700,000)	-
Total operating expenses	(2,729,022)	(1,771,393)	(10,652,453)	(4,142,759)

Operating income	20,845,386	17,357,455	30,884,959	33,650,617

Other income and (expense):
Interest income	690,156	102,007	945,729	379,481
Interest expenses	(1,970,324)	(1,292,889)	(4,809,406)	(2,377,783)
Sundry income	29,095	91	41,052	84,998

Income before income taxes	19,594,313	16,166,664	27,062,334	31,737,313

Income tax expense	(5,551,183)	(4,089,356)	(9,023,980)	(8,132,185)
Net income	$14,043,130	$12,077,308	$18,038,354	$23,605,128

Earnings per share
- Basic	$0.24	$0.28	$0.33	$0.56

- Diluted	$0.24	$0.26	$0.33	$0.51

Weighted average common shares outstanding
- Basic	59,217,040	43,056,215	54,197,375	42,208,807

- Diluted	59,217,040	46,964,095	54,197,375	46,116,687

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(IN US DOLLARS)

	For The Six Months Ended
	June 30,
	2011	2010
Cash flows from operating activities:
Net income	$18,038,354	$23,605,128
Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation of property, plant and equipment	2,273,275	1,458,116
Amortization of land use right	159,388	105,997
Changes in assets and liabilities:
Accounts receivable, net	(409,990)	(217,527)
Inventories	(3,122,522)	(291,943)
Prepaid expenses and other deposits	950,312	(13,023,041)
Other receivables	1,130,291	(107,422)
Accounts payable	9,288,625	(2,776,651)
Income tax payable	313,259	290,313
Customers deposit	5,234,463	359,007
Accrued liabilities and other payables	6,766,436	1,003,526
Net cash provided by operating activities	40,621,891	10,405,503
Cash flows from investing activities:
Cash paid for property, plant and equipment	(32,919,079)	(34,444,321)
Payment of purchases of land use right	(8,964,693)	(2,849,943)
Changes in restricted cash	(20,968,953)	(37,751,779)
Changes in prepaid machinery deposits	-	13,973,966
Net cash used in investing activities	(62,852,725)	(61,072,077)
Cash flows from financing activities:
Repayment of term loans	(24,290,245)	(16,073,377)
Proceeds from term loans	12,457,400	21,094,407
Proceeds from notes payable, net	54,069,151	50,457,165
Proceeds received from exercise of warrants	66,473,875	25,108,393
Purchase of treasury stocks	(2,980,227)	-
Net cash provided by financing activities	105,729,954	80,586,588
Net increase in cash	83,499,120	29,920,014
Effect on change of exchange rates	1,876,975	415,749
Cash as of January 1	119,477,298	79,607,369
Cash as of June 30	$204,853,393	$109,943,132

Supplemental disclosures of cash flow information:

Cash paid during the period for:
Interest paid	$4,596,166	$2,377,783
Income tax paid	$8,710,721	$7,868,996
Non-cash paid during the period for:
Acquisition of land use rights with issuance of promissory note	$-	$10,667,778

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
RECONCILIATION OF NON-GAAP FINANCIAL DATA
(IN US DOLLARS)

	Operating Income
	Three Months Ended June 30		Six Months Ended June 30
	2011	2010	2011	2010
GAAP amount per consolidated
statement of income	20,845,386	17,357,455	30,884,959	33,650,617
One-time warrant exercise expenses	-	-	5,700,000	-
Adjustted Amount	20,845,386	17,357,455	36,584,959	33,650,617

	Net Income
	Three Months Ended June 30		Six Months Ended June 30
	2011	2010	2011	2010
GAAP amount per consolidated
statement of income	14,043,130	12,077,308	18,038,354	23,605,128
One-time warrant exercise expenses	-	-	5,700,000	-
Adjusted Amount	14,043,130	12,077,308	23,738,354	23,605,128

Weighted average shares - diluted	59,217,040	46,964,095	54,197,375	46,116,687

GAAP diluted earnings per share	0.24	0.26	0.33	0.51
Adjusted diluted earnings per share	0.24	0.26	0.44	0.51

	Net Income
	Three Months Ended June 30		Six Months Ended June 30
	2011	2010	2011	2010
GAAP amount per consolidated
statement of income	14,043,130	12,077,308	18,038,354	23,605,128
One-time warrant exercise expenses	-	-	5,700,000	-
Interest income	(690,156)	(102,007)	(945,729)	(379,481)
Interest expenses	1,970,324	1,292,889	4,809,406	2,377,783
Income tax expense	5,551,183	4,089,356	9,023,980	8,132,185
Depreciation of property, plant and equipment	1,038,042	731,240	2,273,275	1,458,116
Amortization of land use right	80,279	75,640	159,388	105,997
Adjusted EBITDA	21,992,802	18,164,426	39,058,674	35,299,728

2011 Financial Projection
	GAAP	Non-GAAP
Revenue	330,000,000 to 345,000,000	330,000,000 to 345,000,000
Gross profit	115,000,000 to 120,000,000	115,000,000 to 120,000,000
Net income	65,000,000 to 70,000,000	70,000,000 to 75,000,000
Diluted earnings per share	1.10 to 1.15	1.20 to 1.25